UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   William P. Foley II
   336 Bollay Drive
   Santa Barbara, CA  93117

2. Issuer Name and Ticker or Trading Symbol

   Miravant Medical Technologies (MRVT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   12/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     30,000         D  Direct
Common Stock                                  09/09/99 (1)P 4      2,500         A  $11.0250                    I  by Corporation
Common Stock                                  09/10/99 (1)P 4      2,500         A  $10.3750                    I  by Corporation
Common Stock                                  09/16/99 (1)P 4      2,500         A  $9.8750                     I  by Corporation
Common Stock                                  09/17/99 (1)P 4      8,000         A  $9.7500                     I  by Corporation
Common Stock                                  09/17/99 (1)P 4      2,900         A  $9.2280                     I  by Corporation
Common Stock                                  11/29/99 (1)P 4      2,500         A  $12.1300     320,900        I  by Corporation
Common Stock                                                                                     2,000          I  by Daughter
Common Stock                                                                                     2,000          I  by Son
Common Stock                                                                                     1,500          I  by Spouse

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Explanation of Responses:

(1)
Owned by Fidelity National Financial, Inc., of which Mr. William P. Foley, II is Chairman and Chief Executive Officer, but disclaims beneficial ownership.

SIGNATURE OF REPORTING PERSON

/S/ William P. Foley II
-----------------------
    William P. Foley II

DATE 02/01/00